CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$3,000,000	$167.40

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated March 26, 2009 (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$3,000,000 Knock-Out Buffered Super Track Notes due April 29, 2010 Linked to the Performance of The Goldman Sachs Group, Inc. Medium-Term Notes, Series A, No. E-3093

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	March 26, 2009

Issue Date:	March 31, 2009

Final Valuation Date:	April 27, 2010*

Maturity Date:	April 30, 2010* (resulting in a term to maturity of approximately 13 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	The Goldman Sachs Group, Inc. (Bloomberg ticker symbol “GS <US>”) (the “linked share”)

Knock-out Barrier:	156.79, initial price multiplied by 140%

Knock-out Rebate:	11.50%

Buffer Percentage:	35%

Payment at Maturity:

If the closing price of the linked share is above the knock-out barrier on any day between the initial valuation date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the knock-out rebate.

If the closing price of the linked share is at or below the knock-out barrier at all times between the initial valuation date and the final valuation date, inclusive, and:

•        if the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return. Accordingly, if the Reference Asset Return is positive and does not exceed 40%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return)]

•        if the Reference Asset Return is less than or equal to 0% and equal to or greater than -35%, you will receive the principal amount of your Notes; and

•        if the Reference Asset Return is less than -35%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage:

$1,000 + [$1,000 x (Reference Asset Return +35%)]

If the knock-out barrier has not been breached and the linked share declines by more than 35%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -35%. You may lose up to 65% of your initial investment.

Reference Asset Return:	The performance of the linked share from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	111.99, the closing price of the linked share on the initial valuation date.

Final Price:	The closing price of the linked share on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738QY77 and US06738QY773

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	2.00%	98.00%
Total	$3,000,000	$60,000	$2,940,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Price: $111.99

Knock-out Barrier: $156.79 (Initial Price * 140%)

Knock-out Rebate: 11.50%

Final Price of the Linked Share	Reference Asset Return	Total Payment at Maturity		Total Return on Notes
		Closing Price Ever Above Knock Out Barrier	Closing Price Always At or Below Barrier	Closing Price Ever Above Knock-Out Barrier	Closing Price Always At or Below Barrier
223.98	100.00%	$1,115.00	N/A	11.50%	N/A
212.78	90.00%	$1,115.00	N/A	11.50%	N/A
201.58	80.00%	$1,115.00	N/A	11.50%	N/A
190.38	70.00%	$1,115.00	N/A	11.50%	N/A
179.18	60.00%	$1,115.00	N/A	11.50%	N/A
167.99	50.00%	$1,115.00	N/A	11.50%	N/A
156.79	40.00%	$1,115.00	$1,400.00	11.50%	40.00%
145.59	30.00%	$1,115.00	$1,300.00	11.50%	30.00%
134.39	20.00%	$1,115.00	$1,200.00	11.50%	20.00%
123.19	10.00%	$1,115.00	$1,100.00	11.50%	10.00%
117.59	5.00%	$1,115.00	$1,050.00	11.50%	5.00%
111.99	0.00%	$1,115.00	$1,000.00	11.50%	0.00%
106.39	-5.00%	$1,115.00	$1,000.00	11.50%	0.00%
100.79	-10.00%	$1,115.00	$1,000.00	11.50%	0.00%
95.19	-15.00%	$1,115.00	$1,000.00	11.50%	0.00%
89.59	-20.00%	$1,115.00	$1,000.00	11.50%	0.00%
78.39	-30.00%	$1,115.00	$1,000.00	11.50%	0.00%
67.19	-40.00%	$1,115.00	$950.00	11.50%	-5.00%
56.00	-50.00%	$1,115.00	$850.00	11.50%	-15.00%
44.80	-60.00%	$1,115.00	$750.00	11.50%	-25.00%
33.60	-70.00%	$1,115.00	$650.00	11.50%	-35.00%
22.40	-80.00%	$1,115.00	$550.00	11.50%	-45.00%
11.20	-90.00%	$1,115.00	$450.00	11.50%	-55.00%
0.00	-100.00%	$1,115.00	$350.00	11.50%	-65.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share increases from an initial price of 111.99 to a final price of 134.39.

Because the knock-out barrier was never breached and the final price of 134.39 is greater than the initial price of 111.99, the investor receives a payment at maturity of $1,200 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (20%)] = $1,200

The total return on the investment of the Notes is 20%.

Example 2: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share decreases from an initial price of 111.99 to a final price of 100.79.

Because the knock-out barrier was never breached and the final price of 100.79 is less than the initial price of 111.99, the Reference Asset Return of -10% is greater than -35% and the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

Example 3: The closing price of the linked share never breached the knock-out barrier during the term of the notes and the closing price of the linked share decreases from the initial price of 111.99 to a final price of 56.00.

Because the knock-out barrier was never breached and the final price of 56.00 is less than the initial price of 111.99 by more than the buffer percentage of 35%, the investor will receive a payment at maturity of $900 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (-50% + 35%)] = $850

The total return on the investment of the Notes is -15%.

Example 4: The closing price of the linked share was above the knock-out barrier on one or more trading day during the term of the note and the price of the linked share increases from an initial price of 111.99 to a final price of 179.18.

Because the knock-out barrier was breached during the term of the note, the investor receives a total payment per $1,000 principal amount equal to (a) the principal amount plus (b) the knock-out rebate multiplied by the principal amount, calculated as follows:

$1,000 + ($1000 x 11.50%) = $1,115.00

Therefore, the payment at maturity is $1,115.00 per $1,000 principal amount Note, representing a 11.50% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

PS–3

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset—Antidilution Adjustments”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the knock-out barrier is not breached during the term of the Notes, by the positive reference asset return or by the knock-out rebate if the knock-out barrier was breached during the term of the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the reference asset return of up to 35%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the linked share. This characterization relies, in part, on the fact that the Notes are expected to have a term of just over one year and our understanding that the Notes will be marketed primarily to persons treated as cash-basis taxpayers for U.S. federal income tax purposes. If your Notes are treated as a pre-paid cash-settled executory contract with respect to the linked share, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. The tax consequences to you are particularly uncertain if the closing price of the linked share is above the knock-out barrier on any day after the initial valuation date and prior to the final valuation date (a “Barrier Breach”). For example, if a Barrier Breach occurs, the Internal Revenue Service could assert that you should be treated as if you exchanged your executory contract with respect to the linked share for a zero-coupon debt instrument. If you are so treated, you may be required to recognize gain or loss at such time and you may further be required to currently accrue ordinary income over the remaining term of the Notes or treat the amount received that is attributable to the knock-out rebate as ordinary income upon the sale or maturity of your Notes. Even if a deemed exchange is not deemed to occur following a Barrier Breach, you may still be required to recognize all or a portion of the amount of the knock-out rebate at the time of the Barrier Breach or over the remaining term of the Notes, and any amount attributable to the knock-out rebate may be treated as ordinary income. If you purchase the Notes after a Barrier Breach, the risk of a recharacterization of the Notes as a zero-coupon debt instrument and a tax treatment different than that described above is heightened and you are strongly urged to consult your tax advisor.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked share. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the 35% buffer percentage as compared to the initial price of the linked share if the knock-out barrier is never breached during the term of the Notes. You will lose up to 65% of your initial investment if the linked share declines by more than 35%.

•

Your Maximum Gain on the Notes Is Limited—If the final price is greater than 140% of the initial price or if the knock-out barrier is otherwise breached during the term of the Notes, for each $1,000 principal amount Note, you will receive at maturity the knock-out rebate of 11.50% instead of the positive return of the linked share because the knock-out barrier is breached. Thus your return on the Notes will never exceed 40%.

•

No Interest—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the linked share would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–5

Description of the Linked Share

According to publicly available information, The Goldman Sachs Group, Inc. (the “Company”) is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. The Company’s activities are divided into three segments: (i) Investment Banking, (ii) Trading and Principal Investments and (iii) Asset Management and Securities Services.

As of November 28, 2008, the Company operated offices in over 30 countries and 43% of its 30,067 employees were based outside the United States. In 2008, the Company derived 30% of its net revenues outside of the Americas.

The Company is the successor to a commercial paper business founded in 1869 by Marcus Goldman. On May 7, 1999, the Company converted from a partnership to a corporation and completed an initial public offering of its common stock. On September 21, 2008, the Company became a bank holding company regulated by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the U.S. Bank Holding Company Act of 1956 (BHC Act). The Company’s depository institution subsidiary, Goldman Sachs Bank USA (GS Bank USA), became a New York State-chartered bank on November 28, 2008.

The linked share’s SEC file number is 001-14965.

Historical Performance of the Linked Share

The following graph sets forth the historical performance of the linked share based on the daily closing prices from January 2, 2001 through March 26, 2009. The linked share closing price on March 26, 2009 was 111.99.

We obtained the historical trading price information below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing price on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6